Fushi Copperweld, Inc. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, P.R. China 100027 www.fushicopperweld.com

January 31, 2011

U.S. Securities and Exchange Commission
Washington, DC 20549-4631
Attn:  Mr Terence O’Brien, Branch Chief

RE:	Fushi Copperweld, Inc.
Form 10-K for the year ended December 31, 2009 filed on March 16, 2010
Form 10-Q for the quarter ended June 30, 2010
File No, 1-33669

Mr. O’Brien:

We are in receipt of the Staff’s letter, dated January 6, 2011 (the “Letter”).  We are requesting an extension until February 18, 2011, to respond to the comments in the Letter.  We are requesting this extension because we did not receive the letter in the mail at our corporate offices in Beijing, P.R.C. until January 24, 2011 which was already after the initial due date for a response.  In addition, on January 24, 2011, we engaged KPMG as our new principal independent accountants.  With the appointment of new independent accountants, we will need more time to prepare the response.  Further, February 1, 2011 is the beginning of the celebration of the Chinese New Year, during which time our offices are closed until February 9, 2011 and many of the people who we will need to provide input to respond to the comments in the Letter will be away and traveling.  We believe that this additional time will be sufficient for us to prepare a concise and thorough response to the comments set forth in the Letter.

Thank you for your consideration.

Sincerely,

Fushi Copperweld, Inc.

Name: Craig H. Studwell
Title: Chief Financial Officer